Benson Hill, Inc.

1001 North Warson Rd.

St. Louis, Missouri 63132

November 18, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

RE:	Benson Hill, Inc.
Registration Statement on Form S-3 (File No. 333-268284)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Benson Hill, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on Tuesday, November 22, 2022, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact James E. Bedar, Esq. of Brown Rudnick LLP, counsel to the Company, at (508) 331-9838 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Bedar and that such effectiveness also be confirmed in writing.

Very truly yours,

BENSON HILL, INC.

By:	/s/ Yevgeny Fundler
Yevgeny Fundler
Chief Legal Officer

cc:            James E. Bedar, Esq, Brown Rudnick LLP